centrica

taking care of the essentials

03 OCT -2 AM 7:21

82-4578

FAX MESSAGE

SUPPL

To:	Office of International Corporation Finance, SEC	**Date:**	2 October, 2003
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and co[redacted]al professional or other privilege. If you are not the intended recipient, or a person res[redacted] the intended recipient, you are not authorised to and must not disclose [redacted]s message or any part of it.

03032446

Please find following a Stock Exchange Announcement recently released.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Secretariat

10/2

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

2 October, 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Directors' interests – Long Term Incentive Scheme (LTIS)

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

2 October 2003

Centrica plc

Directors' interests – Long Term Incentive Scheme (LTIS)

Centrica plc announces that on 1 October 2003, a total of 4,562,036 ordinary Centrica shares of 5 5/9 pence each ('shares') in respect of awards made under the terms of the LTIS in October 1998 were released from trust. These awards, which were subject to performance conditions*, were released by the trustees of the scheme to a number of participants, including the executive directors detailed below, following the completion of the three-year performance period in October 2001 and expiry of the required two-year retention period. On release, participants are liable to pay income tax at their marginal rate and National Insurance contributions at 1% on the value of the shares. Shares were sold at 185.22p on 1 October 2003 to satisfy this tax and NIC liability, and dealing charges.

The specific details of the release and disposals relating to the executive directors are as follows:

Executive director	Shares Released	Shares sold	Net number of shares transferred
Mark Clare	181,431	74,387	107,044
Sir Roy Gardner	340,716	139,694	201,022
Roger Wood	189,949	77,880	112,069

Allocations held by the above executive directors under the LTIS are reduced accordingly to reflect this release.

Following the release and the subsequent tax-related transactions, the executive directors' shareholdings (excluding remaining allocations held under the LTIS and subject to conditions) are:

Executive director	shares
Mark Clare	472,509
Sir Roy Gardner	2,359,969
Roger Wood	498,080

As a matter of policy, executive directors are expected to retain a minimum holding of shares in the Company to the value of once times base salary. Each of the three executive directors named above has achieved his minimum holding requirement.

The total number of shares in issue as at 02 October 2003 is 4,265,242,374.

* The performance conditions are linked to the Company's total shareholder return (TSR) relative to the returns of its FTSE 100 comparator group. The maximum award only vests if the Company's TSR over the performance period is ranked in 25th position or above of the 100 companies in the LTIS comparator group. At the conclusion of the performance period on 30 September 2001, the Company was ranked in fourth position in the LTIS comparator group.

Separately and in addition to the above, Centrica plc announces that on 2 October 2003, a total of 152,245 ordinary Centrica shares of 5 5/9 pence each in Centrica plc were transferred from trust by the trustees of the Long Term Incentive Scheme (LTIS) to participants of the LTIS. All

shares were transferred to former employees, in satisfaction of allocations which had completed their respective performance periods before they left.

The executive directors of the Company have not received any shares pursuant to this release but being beneficiaries under the LTIS, as with other Centrica group employees, their potential interest in the shares held and transferred by the trust has been reduced accordingly.

Enquiries: Media Relations 01753 494084
Investor Relations 01753 494900